UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 17 July 2026 – Cadeler today announces the successful delivery, within budget and on schedule, of Wind Ace, the company's eleventh wind installation vessel and second of three A-class newbuilds. Cadeler’s A-class vessels are industry leading in flexibility and scope, capable of conversion from the installation of XXL foundations to the installation of wind turbine generators within a short period of time.

Wind Ace has been under construction for the past two years at the COSCO Shipping Offshore shipyard in Qidong, China, and has been delivered on schedule, within budget, and with a strong safety record during construction, by reaching more than 3,5 million working hours without any lost time accidents.

Following mobilisation, Wind Ace will prepare for deployment on ScottishPower Renewables' East Anglia TWO offshore wind farm in the UK. Cadeler will provide the transportation and installation of both foundations and wind turbines for the project, further building on the company's experience as a full-scope offshore wind installation partner.

The vessel was officially named earlier this year by her godmother, Lisa Western of ScottishPower Renewables, recognising the close partnership between the two companies and Wind Ace's future role in the delivery of East Anglia TWO.

As the second vessel in Cadeler's A-class series, Wind Ace is purpose-built for the transportation and installation of both XXL monopile foundations and next-generation wind turbine generators. The vessel’s hybrid design provides the flexibility to efficiently perform both foundation and wind turbine installation scopes, supporting the increasing scale and complexity of offshore wind developments.

Preparing for East Anglia TWO

East Anglia TWO is a 960 MW offshore wind farm being developed by ScottishPower Renewables, part of the Iberdrola Group, in the North Sea off the south-east coast of England. Once operational, the wind farm will generate enough renewable electricity to power the equivalent of almost one million homes. Under firm contracts announced in 2024, Cadeler will provide the transportation and installation of all 64 wind turbine generators and their foundations. Offshore works are scheduled to commence in 2027, with Wind Ace supporting the project alongside one of Cadeler's O-class vessels.

Mikkel Gleerup, CEO of Cadeler, comments: "The delivery of Wind Ace marks another important step in our long-term strategy to build the industry's most capable and versatile fleet. Together with her sister vessel Wind Ally, Wind Ace strengthens our ability to support the next generation of offshore wind projects. As turbines and foundations grow larger and projects become more complex, our clients need full-scope installation partners with the capabilities to deliver safely and reliably. We look forward to seeing her begin work for ScottishPower Renewables, delivering another significant offshore wind farm in UK waters."

With the delivery of Wind Ace, Cadeler operates a fleet of eleven offshore wind installation vessels. The company's third A-class vessel, Wind Apex, is scheduled for delivery in the first half of 2027.

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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